BC FORM 51-102F3
Material Change Report

Item 1. Name and Address of Company

State the full name and address of your company and the address of its principal office in Canada.

TERYL RESOURCES CORP.
#240 – 11780 Hammersmith Way
Richmond, BC V7A 5E9
Phone: (604) 278-5996

Item 2. Date of Material Change

State the date of the material change.

January 25, 2008

Item 3. News Release

State the date and method(s) of dissemination of the news release issued under section 7.1 of National Instrument 51-102.

January 25, 2008

The press release relating to this material change was distributed and filed by Businesswire and Stockwatch on January 25, 2008.

Item 4. Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

The Company announced that it is currently arranging a drill program on the Fish Creek claims in Alaska to test several gold geophysical anomalies. The geophysical survey was completed by Fugro Airborne Survey, Inc. under contract to Fairbanks Gold Mining / Kinross Gold, which has identified six main gold targets on the Fish Creek prospect. The Fish Creek claims are adjacent to Teryl’s Gil joint venture claims with Kinross Gold Corp. The Gil joint venture claims are located near the Fort Knox mill, which is the largest producing gold mine in Alaska. Teryl is anticipating an exploration program this year on the Gil joint venture subject to an approved budget. The Fish Creek claims are joint ventured with Linux Gold Corp. wherein Teryl can earn a 50% interest by expending $500,000.

Item 5. Full Description of Material Change

Supplement the summary required under Item 4 with the disclosure that should be sufficient disclosure to enable a reader to appreciate the significance and impact of the material change without having to refer to other material. Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner. See also Item 7.

Some examples of significant facts relating to the material change include: dates, parties, terms and conditions, description of any assets, liabilities or capital affected, purpose, financial or dollar values, reasons for the change, and a general comment on the probable impact on the issuer or its subsidiaries. Specific financial forecasts would not normally be required.

Other additional disclosure may be appropriate depending on the particular situation.

For a full description of the material change, see Schedule “A”.

Item 6. Reliance on section 7.1(2) or (3) of National Instrument 51-102

If this report is being filed on a confidential basis in reliance on section 7.1(2) or (3) of National Instrument 51-102, state the reasons for that reliance.

Not applicable.

Instruction:

Refer to subsections 7.1(4), (5) and (7) of National Instrument 51-102 concerning continuing obligations in respect of reports filed under subsection 7.1(2) or (3) of National Instrument 51-102.

Item 7. Omitted Information

State whether any information has been omitted on the basis that it is confidential information.

In a separate letter to the applicable regulator or securities regulatory authority marked “Confidential” provide the reasons for your company’s omission of confidential significant facts in the Report in sufficient detail to permit the applicable regulatory or securities regulatory authority to determine whether to exercise its discretion to allow the omission of these significant facts.

Not applicable.

Instruction:

In certain circumstances where a material change has occurred and a material change report has been or is about to be filed but section 85 (3) of the Act will no longer or will not be relied upon, a reporting issuer may nevertheless believe one or more significant facts otherwise required to be disclosed in the material change report should remain confidential and not be disclosed or not be disclosed in full detail in the material change report.

Item 8. Executive Officer

Give the name and business telephone number of an executive officer of your company who is knowledgeable about the material change and the Report, or an officer through whom the executive officer may be contacted.

John G. Robertson
President
(604) 278-5996

Item 9. Date of Report

DATED at Richmond, British Columbia this 4th day of February, 2008.

TERYL RESOURCES CORP.

Per:              “John Robertson”
           (Authorized Signatory)

         John Robertson, President
         (Print name and title)

SCHEDULE “A”

TERYL RESOURCES CORP.
#240 – 11780 Hammersmith Way
Richmond, BC V7A 5E9
Phone: 604-278-5996 Fax: 604-278-3409
Toll Free: 800-665-4616
www.terylresources.com

N E W S R E L E A S E

Teryl Resources Corp.
 (the “Company”)

TSX Venture Exchange: TRC
Pink Sheet Symbol: TRYLF

TERYL RESOURCES CORP. ANNOUNCES DRILLING PROGRAM TO COMMENCE
ON ITS FISH CREEK PROPERTY IN ALASKA

For Immediate Release: January 25, 2008. Vancouver, BC – Teryl Resources Corp. (TSX Venture Exchange: TRC, Pink Sheet Symbol: TRYLF) is currently arranging a drill program on the Fish Creek claims in Alaska to test several gold geophysical anomalies. The geophysical survey was completed by Fugro Airborne Survey, Inc. under contract to Fairbanks Gold Mining / Kinross Gold, which has identified six main gold targets on the Fish Creek prospect. The Fish Creek claims are adjacent to Teryl’s Gil joint venture claims with Kinross Gold Corp. The Gil joint venture claims are located near the Fort Knox mill, which is the largest producing gold mine in Alaska. Teryl is anticipating an exploration program this year on the Gil joint venture subject to an approved budget. The Fish Creek claims are joint ventured with Linux Gold Corp. wherein Teryl can earn a 50% interest by expending $500,000.

ABOUT TERYL RESOURCES CORP.

Teryl Resources Corp. is one of the main landowners in the Fairbanks Mining District, Alaska. The Gil project is a joint venture (80% Kinross/20% Teryl) with Kinross Gold Corporation (TSX: K; NYSE: KGC). The Company’s holdings also include the Fish Creek Claims, 50% optioned from Linux Gold Corp. (OTC BB: LNXGF). Linux Gold Corp. owns 1.2 million shares of Teryl Resources Corp. Additionally; Teryl Resources Corp. has a 10% net profit interest from Kinross for the Stepovich Claims. The Company also has a 100%-interest in the West Ridge property.

Teryl Resources Corp. has an agreement on seven patented claim blocks, consisting of 248 acres and has acquired a state lease on an additional 601.74 acres, in the Warren Mining District, Cochise County, Arizona. The seven patented claim blocks are called the Gold Hill prospect, which includes the old Gold Hill mines. The Gold Hill copper, gold, and silver property is four miles west of the Lavender Pit mine, one of the richest copper mines in history, owned by Phelps Dodge Corporation, which has produced 92.6 million tons of ore from 1954 to 1974.

Teryl Resources Corp. also has one joint venture silver prospect located in Northern BC, Canada.

Teryl Resources Corp. has revenue from oil and gas projects in Texas and Kentucky. For further information visit the Company’s website at http://www.terylresources.com.

ON BEHALF OF THE BOARD OF DIRECTORS

“John Robertson”

John Robertson
President

Contact:        John Robertson
                        800-665-4616

Press Release contact information:

For further information, please contact:

RENMARK FINANCIAL COMMUNICATIONS
Dan Symons : dsymons@renmarkfinancial.com
John Boidman : jboidman@renmarkfinancial.com
T: (514) 939-3989
F : (514) 939-3717
www.renmarkfinancial.com

READER ADVISORY

This news release may contain certain forward-looking statements, including management's assessment of future plans and operations, and capital expenditures and the timing thereof, that involve substantial known and unknown risks and uncertainties, certain of which are beyond the Company's control. There can be no assurance that such statements will prove accurate, and actual results and developments are likely to differ, in some case materially, from those expressed or implied by the forward-looking statements contained in this press release. Readers of this press release are cautioned not to place undue reliance on any such forward-looking statements.

Forward-looking statements contained in this press release are based on a number of assumptions that may prove to be incorrect, including, but not limited to: timely implementation of anticipated drilling and exploration programs; the successful completion of new development projects, planned expansions or other projects within the timelines anticipated; the accuracy of reserve and resource estimates, if any, grades, mine life and cash cost estimates; whether mineral resources can be developed; title to mineral properties; financing requirements; changes in laws, rules and regulations applicable to Teryl, and changes in how they are interpreted and enforced, delays resulting from or inability to obtain required regulatory approvals and ability to access sufficient capital from internal and external sources, the impact of general economic conditions in Canada, and the United States, industry conditions, increased competition, the lack of availability of qualified personnel or management, fluctuations in foreign exchange, stock market volatility and market valuations of companies with respect to announced transactions. The Company's actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements, including those described in the Company's Financial Statements, Management Discussion and Analysis and Material Change Reports filed with the Canadian Securities Administrators and available at www.sedar.com, and the Company’s 20-F annual report filed with the United States Securities and Exchange Commission at www.sec.gov. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits, including the amount of proceeds, that the Company will derive therefrom.

Readers are cautioned that the foregoing list of factors is not exhaustive. All subsequent forward-looking statements, whether written or oral, attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. Furthermore, the forward-looking statements contained in this news release are made as at the date of this news release and the Company does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.